September 14, 2018

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attention: Jennifer Thompson

Re:	Worldpay, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 28, 2018
Form 10-Q for the Fiscal Quarter Ended June 30, 2018
Filed August 9, 2018

Dear Ms. Thompson:

Worldpay, Inc., (“Worldpay,” “we” or the “Company”), is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 21, 2018, with respect to Worldpay’s Form 10-K filed with the Commission on February 28, 2018 for the fiscal year ended December 31, 2017 (SEC File No. 1-35462) (the “Form 10-K”) and Form 10-Q filed with the Commission on August 9, 2018 for the fiscal quarter ended June 30, 2018 (SEC File No. 1-35462).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Note 11. Segment Information, page 35

1. We note your disclosure that as a result of your acquisition of Legacy Worldpay, you reorganized your reportable segments. We further note that your reportable segments are the same as your operating segments. In order to assist us in understanding your revised segment presentation, please provide us with the following information:

The following information is being provided as background to why and how the Company recently reorganized its reportable segments.

Historically, Vantiv, Inc. (“Legacy Vantiv”) had organized its business into two reportable segments: Merchant and Financial Institutions. The Merchant segment processed credit and debit card payments for our merchant customer base while the Financial Institutions segment processed debit card payments and drove ATM networks for our financial institution customer base.

Jennifer Thompson
Securities and Exchange Commission
September 14, 2018

During January 2018, Legacy Vantiv merged with Worldpay Group Limited (formerly Worldpay Group plc, “Legacy Worldpay”) and renamed the Company Worldpay, Inc. Following the merger transaction, we integrated the Legacy Worldpay business units into the Legacy Vantiv operating model.

Under this legacy operating model, we have organized our business around sales/revenue managers and cost center managers. This operating model is rooted in our integrated technology platforms and the related operating infrastructure. All our business activities utilize this common core infrastructure, which we manage on a centralized basis. We have historically managed our operating expenses through centralized cost center managers as opposed to allocating those costs out to business units. In fact, the only allocated expenses are our sales and marketing expenses, merchant losses, and facilities expenses.

As a result of the changes in the business that arose with the acquisition of Legacy Worldpay, the Company’s reportable segments changed to Technology Solutions, Merchant Solutions and Issuer Solutions which are organized based upon the Company’s solutions offerings.  The reorganization involved separating the Company’s former Merchant segment into two separate segments, Technology Solutions and Merchant Solutions, which recognizes the significant expansion of our technology-oriented sales channels with the addition of the Legacy Worldpay global eCommerce business. We also renamed the Company’s former Financial Institutions segment as Issuer Solutions.  The Company’s Chairman of the Board and Co-Chief Executive Officer is the CODM who allocates resources to and evaluates the performance of the Company’s segments.

•	Tell us the title and describe the role of each of the individuals who report to the CODM.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the individuals listed below, including title and role, report to the Company’s CODM, who is also the Company’s Chairman of the Board and Co-CEO. In addition, an organizational chart showing these individuals and the reporting structure among them has been included as Appendix 1 for the Staff’s convenience.

◦
Chief Revenue Officer - responsible for the Company’s sales and revenue and the Company’s sales force. As a result of the recent merger, this individual also holds the title Co-CEO. However, he reports to the Company’s CODM and does not share in CODM resource allocation and decision-making roles

◦
Chief Strategy and Marketing Officer - responsible for developing, communicating, executing and sustaining the Company’s corporate strategic initiatives as well as marketing the Company’s products and services

◦
Chief Operating Officer - responsible for the Company’s technology platform and data centers, information technology costs for processing transactions, operational units to service all customers and all other back office operational activities

◦	Chief Financial Officer - responsible for managing the Company's finances, including financial planning and analysis, management of financial risks, record-keeping, financial reporting and procurement

◦	Chief Legal Officer and Corporate Secretary - responsible for the Company’s legal, risk, regulatory and internal audit functions

◦	Chief Human Resources Officer - responsible for compensation, benefits and incentive sales programs

◦	Chief Product Officer - responsible for the Company’s product development and product management

Jennifer Thompson
Securities and Exchange Commission
September 14, 2018

The operating expenses of the sales and marketing organizations (first two bullets above) are allocated to our segments for the purpose of determining segment profit. The remainder of our expenses represents shared resources, which, with the exception of merchant losses and facilities expense, are not allocated to our segments because we believe such an allocation would be arbitrary and not meaningful from a business perspective.

•	Identify and describe the role of each of your segment managers.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that our CODM is the manager responsible for each of our three segments. As discussed above, we manage our revenue and expenses separately with no one individual or organization below the CODM level responsible for segment profits. For example, our Chief Revenue Officer and his sales organization are responsible for sales and revenue. The allocated sales expenses are also the responsibility of Chief Revenue Officer, while the allocated marketing expenses are the responsibility of the Chief Strategy and Marketing Officer and his marketing organization. As noted above, we manage the remainder of our expenses on a companywide basis via cost center managers in our COO and other organizations.

•
Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s CODM holds a weekly meeting with the following direct reports:

◦	Chief Revenue Officer

◦	Chief Operating Officer

◦	Chief Financial Officer

In this weekly meeting, the following activities are performed:

◦
Review and discuss the financial results of the Company as compared to prior year, forecast and plan (budget) - see Appendix 2 for a detailed description of the documents provided to the CODM (i.e. Flash Report, Forecast Review, CFO Board of Directors Presentation)

◦	Discuss capital and resource allocation

◦	Discuss debt and capital management activities

◦	Discuss corporate priorities and initiatives

◦	Discuss potential M&A transactions

The information presented at these weekly meetings is an input to the strategic resource allocation decisions ultimately made by the CODM. Besides the four individuals noted above, there are no other attendees at these weekly meetings.

The CODM meets with his other five direct reports on an ad hoc basis, at least monthly. Those meetings typically revolve around administrative and operational topics and, as such, there is no routine discussion or review of financial information at these meetings.

Jennifer Thompson
Securities and Exchange Commission
September 14, 2018

•
Tell us who is held accountable for each of your Worldpay US, Worldpay UK and Global eCommerce businesses and specific GAAP or non-GAAP financial metrics for which this person is held accountable (e.g. revenue, gross profit). Also tell us the title and role of the person this individual reports to in the organization.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the three components of our business described above, are the former segments of Legacy Worldpay. These segments no longer exist in the post-merger organization due to the Company’s reorganization and integration activities. In fact, one of the Legacy Worldpay business unit leaders has exited the organization subsequent to the merger. The remaining two leaders of the former Worldpay business units have been realigned in the post-merger organization to the roles of sales and revenue leaders for the UK & Europe and Global eCommerce sales channels, respectively. Although we have assigned individuals within the sales organization who are responsible for the sales, revenue and sales expenses of the US Merchant sales channel, UK & Europe Merchant sales channel, Global Integrated Payments sales channel and the Global eCommerce sales channel, the scope of these sales channels is inclusive of the Legacy Vantiv business. Further, as noted above our sales and revenue leaders are not held accountable to net profitability measures (neither GAAP nor non-GAAP). Each of these four sales and revenue leaders reports directly to the Chief Revenue Officer.

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the information provided to the CODM, including a description of each item and how frequently it is prepared can be found in Appendix 2.

•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as presented in Appendix 2, on a quarterly basis at the Company’s board meeting, the Company’s Chief Financial Officer reviews the results of the Company with its Board of Directors. The contents of that review have also been provided in Appendix 2. In addition, the CODM and Chief Revenue Officer prepare a quarterly presentation which is reviewed with the Board of Directors with the following contents:

◦	Business performance

◦	Companywide revenue and EPS results

◦	Segment results

◦	Revenue and new sales

◦	Forecast and guidance

◦	Companywide revenue and EPS

◦	Company performance and economic indicators

◦	Quarterly companywide revenue, adjusted EBITDA, adjusted net income and adjusted net income per share compared to consensus

◦	Key contract signing and sales pipeline

Jennifer Thompson
Securities and Exchange Commission
September 14, 2018

◦	Business update

◦	M&A Integration update

◦	Significant quarterly transactions (e.g. debt and hedging transactions)

◦	Industry and competitor update

◦	Mergers and acquisitions, IPOs, regulation, litigation, etc.

Additionally, the Company’s 10-Q is reviewed on a quarterly basis by the Audit Committee, which is comprised of several board members, and the Company’s 10-K is reviewed and signed by all board members on an annual basis.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has recently undertaken its first budget planning process for Worldpay, Inc. The overall companywide financial targets are set and approved by the CODM at the onset of the budgeting process. These targets include companywide revenue and expenses as well as resource and capital allocations including approval of the Company’s M&A strategy. The companywide targets are then allocated to each of the functional leaders who report to the CODM. Specifically, the Chief Revenue Officer is assigned responsibility for the companywide sales, revenue and selling expense targets, and the COO, the Chief Strategy and Marketing Officer, and other functional leaders are assigned responsibility for the remainder of the expenses. These leaders work with each of their functional areas to buildup detailed plans to support their assigned targets. The sales and revenue budgets are developed at the sales channel level, the sales and marketing expense budgets are developed at the segment level, and the remainder of the expense budgets are developed on a functional (companywide) basis. The budgets are then rolled up. Each of the CODM’s direct reports review the budgets with the Chief Financial Officer prior to the final roll-up being provided to the CODM for his approval and then ultimately provided to the Company’s Board of Directors for approval. Note that the budgets presented and approved by the Company’s Board of Directors are companywide budgets.

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s Chief Financial Officer provides the information to describe variances to the Company’s forecast in the form of the Forecast Review report described in Appendix 2. The information is reviewed at the following levels of detail:

Companywide level:

◦	Adjusted EBITDA, adjusted net income and adjusted net income per share

◦	Other operating costs

◦	General and administrative expense

Segment level:

◦	Revenue

Jennifer Thompson
Securities and Exchange Commission
September 14, 2018

◦	Segment profit

◦	Revenue per transaction

The Chief Financial Officer reviews these variances directly with the CODM and, upon request by the CODM, may also review the variances with the Chief Revenue Officer and COO in the weekly CODM meetings.

•
Describe the basis for determining the compensation for each of the individuals that report to the CODM, including the extent to which any such individuals are compensated based on the financial results of the Worldpay US, Worldpay UK or Global eCommerce businesses.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company sponsors both short-term cash compensation and long-term stock-based compensation programs under which the amounts of compensation for the CODM and his direct reports are determined based upon the total Company’s performance as compared to pre-established total companywide targets. Those pre-established targets relate to revenue, adjusted net income per share and, for short-term cash compensation, achievement of strategic initiatives for the fiscal year that are approved by the Company’s Compensation Committee of the Board of Directors. The CODM recommends pre-established targets for these companywide financial metrics to the Company’s Compensation Committee of the Board of Directors for approval.

2. In light of the material change in your total assets arising from the acquisition, in future interim filings, please disclose segment assets. Refer to ASC 280-10-50-32(d).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not evaluate performance or allocate resources based on segment asset data, nor is any segment asset data reviewed by, or provided to, the CODM. Moreover, the Company has not historically attempted to allocate its assets to the segments because most of the assets relate to a common technology platform and infrastructure and we believe any allocation would be arbitrary and not meaningful from a business perspective.

In light of these facts and as contemplated in ASC 280‑10‑50‑26, we have not disclosed segment assets. As such, we have made the following required disclosure in our annual Form 10-K and quarterly Form 10-Q segment disclosure, which we would intend to repeat in future Form 10-K filings:

“The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not presented.”

******

Should you have any questions, please contact the undersigned at (513) 900-5401.

Sincerely yours,

/s/ Christopher Thompson
Christopher Thompson
SVP, Controller and Chief Accounting Officer

cc:	Nelson F. Greene, Esq., Chief Legal Officer, Worldpay, Inc.
Stephanie L. Ferris, Chief Financial Officer, Worldpay, Inc.

Jennifer Thompson
Securities and Exchange Commission
September 14, 2018

Appendix 1

Jennifer Thompson
Securities and Exchange Commission
September 14, 2018

Appendix 2

The following is a list of items provided to the CODM, including a description of each item and how frequently the item is prepared.

◦	Flash Report - report provided to the CODM on a monthly basis presenting the following information and includes high level commentary addressing changes from forecast and plan:

◦	Monthly and Year-to-Date Performance vs Forecast and Plan

•	Segment revenue and revenue by sales channel compared to forecast, plan and prior year actual results.

•	Total sales and marketing expense by segment compared to forecast, plan and prior year actual results

•	Companywide other operating costs and general and administrative expenses compared to forecast, plan and prior year actual results

•	Segment profit (i.e. revenue less sales and marketing expense) by segment compared to forecast, plan and prior year actual results

•	Companywide adjusted EBITDA compared to forecast, plan and prior year actual results

◦	Quarterly Trends

•	Payment processing transaction trends by segments and sales channels

◦	Other

•	Companywide capital expenditures and transition, acquisition and integration costs compared to forecast and plan

◦	Revenue Growth Trends

•	Revenue growth trends by segment and sales channel compared to prior year results.

◦	Forecast Review - report provided to the CODM on a monthly basis and presents the following information:

◦	Comparison of current to prior forecast of financial results for the following items:

•	Revenue and segment profit by segment

•	Companywide other operating costs, general and administrative expense, adjusted EBITDA, adjusted net income and adjusted net income per share

◦	Key metrics including:

•	Revenue per transaction by segment

•	Segment profit margin

•	Companywide operating expense per transaction

Jennifer Thompson
Securities and Exchange Commission
September 14, 2018

◦	Analysis of forecasted revenue growth for segments and sales channels

◦	Revenue risk and opportunities built into forecast

◦	Quarterly revenue growth trends by segment and sales channels comparing actual results to forecast and plan.

◦
Sale Performance Reports - reports provided to the CODM on a monthly basis presenting monthly deals closed, close rates and estimated revenue by various sales channels and compares actual to plan and prior year.

◦
Business Trends Reports - reports which present the number of transactions processed as well as transaction volume by sales channels and serve as a leading indicator for revenue and volume growth trends. The report also compares actual results to forecast, prior month and prior year. These reports are provided to the CODM beginning the second half of each month on a daily business day and weekly basis.

◦	CFO Board of Directors Presentation - report prepared on a quarterly basis by the Company’s Chief Financial Officer for the Company’s Board of Directors presenting the following:

◦	Quarterly Results

•	Comparison of financial information of actual quarterly results to prior period results including the following:

◦	Revenue and segment profit by segment

◦	Companywide adjusted EBITDA, adjusted net income and adjusted net income per share

◦	Companywide revenue and adjusted EPS guidance

•	Transaction trends and revenue per transaction by segment

•	Companywide operating cost per transaction comparing current quarter to prior quarter

•	Components of revenue growth presented by total Company and segment

•	New sales by segment and sales channel compared to plan

•	Companywide components of operating leverage (i.e. synergies, organic growth, acquisition, etc.)

•	Companywide quarterly revenue and EPS results compared to analyst estimates and guidance

•	Quarterly cash deployment components (i.e. debt paydown, capital expenditures, transition, acquisition and integration expenses, etc.)

Jennifer Thompson
Securities and Exchange Commission
September 14, 2018

◦	Synergies and Integration

•	Companywide synergies resulting from the acquisition of Legacy Worldpay

◦	Macroeconomic and Industry Data

◦	Quarterly and Full Year Outlook

•	Revenue growth trends by segment

•	Components of revenue growth presented by total Company and segment

•	Comparison of financial information of forecasted companywide quarterly results to prior period results

•	Companywide quarterly results compared to analyst estimates and guidance

•	Comparison of financial information of forecasted companywide full year results to prior period results

•	Companywide forecasted full year results compared to analyst estimates and guidance

•	Transaction trends by segment and revenue per transaction comparing current year to prior year

•	Companywide components of operating leverage (i.e. synergies, organic, acquisition, etc.)

•	Forecasted quarterly cash deployment components (i.e. debt paydown, capital expenditures, transition, acquisition and integration expenses, etc.)

•	Return on invested capital and economic profit

◦	Summary of Significant Quarterly Transactions (e.g. debt and hedging transactions)